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CUSIP No. 258114 305

Names of Reporting Persons: Pure Gas Partners II, L.P.


2. Check the Appropriate Box if a Member of a Group
(See Instructions)
(a)
[_]
(b)
[_]

NOT APPLICABLE


3. SEC Use Only:

4. Source of Funds (See Instruction):
OO (Other) Acquired in exchange for assets in a merger of subsidiaries


5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
Not applicable


6. Citizenship or Place of Organization:    Texas


Number of Shares Beneficially by Owned by Each Reporting
Person With:


7. Sole Voting Power:
9,981,536 SHARES


8. Shared Voting Power:
NOT APPLICABLE


9. Sole Dispositive Power:
9,981,536 SHARES

10. Shared Dispositive Power:
NOT APPLICABLE

11. Aggregate Amount Beneficially Owned by Each
Reporting Person:
9,981,536 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions):
NOT APPLICABLE


13. Percent of Class Represented by Amount in Row (11):
80%


14. Type of Reporting Person (See Instructions):
PN (Partnership)





CUSIP No. 258114 305

ITEM 1.      SECURITY AND ISSUER.

The class of equity securities to which this
Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Cross Border Resources, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 22610
US Highway 281 N., Suite 218, San Antonio, TX 78258.

ITEM 2.      IDENTITY AND BACKGROUND

A. Name of Person filing this Statement:

Pure Gas Partners II, L.P. (the "Reporting Person")



B. Residence or Business Address:

The business address of the Reporting Person is 22610
US Highway 281 N., Suite 218, San Antonio, TX.



C. Present Principal Occupation and Employment:

Not Applicable.


D. The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.


E. The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


F. Citizenship:

The Reporting Person is a limited partnership organized under the laws of the State of Texas.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities were acquired in exchange for assets of the Reporting Person effected through the following merger:

Effective January 3, 2011, Cross Border Resources, Inc.
(formerly Doral Energy Corp.) (the "Company") completed the acquisition of Pure Energy Group, Inc.
("Pure Sub") as contemplated pursuant to the Agreement and Plan of Merger dated December 2, 2010
(the "Pure Merger Agreement") among the Company,
Doral Acquisition Corp., the Company's wholly owned subsidiary
("Doral Sub"), Pure Gas Partners II, L.P.
("Pure") and Pure Sub, a wholly owned subsidiary of Pure L.P
(Pure Sub and Pure L.P. being collectively referred to herein as the "Pure Energy Group").

Pursuant to the provisions of the Pure Merger
Agreement, all of Pure L.P.'s oil and gas assets were transferred to Pure Sub. Pure Sub was then merged with and into Doral Sub, with Doral Sub continuing as the surviving corporation (the "Pure Merger").
Upon completion of the Pure Merger, the outstanding shares of Pure Sub were converted into an aggregate of 9,981,536 shares of the Company's common stock.
As a result of the Pure Merger, Pure L.P.
owns approximately 80% of the Company's total outstanding shares on a fully diluted basis, with the Company's previous stockholders owning the remaining 20%.

Effective January 4, 2011, following closing of the Pure Merger, Doral Sub was merged with and into the Company, with the Company continuing as the surviving corporation. Upon completing the merger of Doral Sub with and into the Company, the Company changed its name to "Cross Border Resources, Inc."
No other amendments were made to
the Company's Articles of Incorporation.

ITEM 4.      PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares referred to in Item 3 pursuant to a merger.
The Reporting Person intends to distribute the Shares to its limited partners pro-rata.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;


(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;



(d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;


(e) any material change in the present capitalization or dividend policy of the Company;


(f) any other material change in the Company's business or corporate structure;


(g) changes in the Company's Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;


(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or


(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) Aggregate Beneficial Ownership:

As of January 12, 2011, the Reporting Person beneficially owns the following securities of the Company:

Title of Security
Amount
Percentage of Shares of Common Stock

---------------------------------
----------------
------------------------------------

Common Stock
9,981,536
80%

---------------------------------
----------------
-----------------------------------


(b)Power to Vote and Dispose of the Company Shares:



The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.


(c) Transactions Effected During the Past 60 Days:



On January 3, 2011, the Reporting Person acquired the Shares that are the subject of the Schedule pursuant to the merger more particularly described in Item 3.


(d) Right of Others to Receive Dividends or
Proceeds of Sale:

Not Applicable.


(e) Date Ceased to be the Beneficial Owner of More Than
Five Percent:

Not Applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Not applicable